Exhibit 99.2

Xylo Technologies Ltd.

Operating and Financial Review as of June 30, 2024, and for the six months then ended

The information contained in this section should be read in conjunction with (1) our unaudited interim condensed consolidated financial statements as of June 30, 2024, and for the six months then ended and related notes included in this report and (2) our audited consolidated financial statements as of December 31, 2023, and for the year then ended and related notes, which are embedded within our 2023 Form 20-F filed with the Securities and Exchange Commission on April 22, 2024, or the annual report, and the other information contained in such annual report. Factors that could cause our actual results in the future to differ from our expectations or projections include the risks and uncertainties relating to our business described in our annual report under the heading “Risk Factors”.

Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Xylo. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Xylo with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Xylo to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Xylo, including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this Report of Foreign Private Issuer on Form 6-K. Various other risks and uncertainties may affect Xylo and its results of operations, as described in reports filed by Xylo with the Securities and Exchange Commission from time to time, including its Annual Report. Xylo does not assume any obligation to update these forward-looking statements.

The terms “Xylo,” “Company,” “we,” “us” or “ours” in this Report of Foreign Private Issuer on Form 6-K refer to Xylo Technologies Ltd. and its subsidiaries, unless the context otherwise requires.

Overview

The activities carried out by us and our subsidiaries are focused on internet and other online-related technologies, e-commerce, medical-related devices, products and safety systems for drones and the electric vehicle (EV) sector.

Our internet-related activities include ad-tech operations through our stake in Gix Internet in which currently, we hold 45.75% of its outstanding share capital. Our internet related activities also include our investment in Eventer, an online – event management and ticketing platform in which as of June 30, 2024, we held 46.21 % of its outstanding share capital.

Our medical related activities include: innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease using Ultrasonic Surgical Endostapler, or MUSE and Polyrizon’s development of biological gels designed to protect patients against biological threats and reduce intrusion of allergens and viruses through the upper airways and eye cavities.

Our activity in the EV sector includes developing both wireless vehicle battery charging technology and three modular EVs through our stake in Charging Robotics Inc. (“Charging Robotics”) in which as of June 30, 2024. we held 67% of its outstanding share capital, with an option to increase our holdings to 71% of the outstanding share capital based on predetermined milestones.

Our activity in the drone products and safety field is conducted through our stake in Parazero Technologies Ltd. (“Parazero”) in which as of June 30, 2024, we held 18.09% of its outstanding share capital.

Our activity in the real estate sector includes acquiring, renovating, developing, managing, selling and otherwise dealing with commercial property located in Miami, Florida, through our majority held subsidiary, Zig Miami 54 LLC, in which we held, as of June 30, 2024, 60% of its outstanding share capital.

Internet and other online related Activity Overview

Gix Internet – Ad-Tech and Online Advertising

Gix Internet is the parent of Viewbix Inc. a publicly traded company (OTC: VBIX) (“Viewbix”) which is the majority shareholder of Gix Media Ltd. (“Gix Media”) following a corporate reorganization that was consummated on September 19, 2022 (the “Reorganization Transaction”). Gix Media is the majority holder of Cortex Media Group Ltd. (“Cortex”), a digital advertising platform that develops and markets a variety of technological platforms that automate, optimize and monetize digital online campaigns.

We consolidated Gix Internet’s financial statements as of February 28, 2022.

As of June 30, 2024, we held 45.75% of Gix Internet’s outstanding share capital. We have an option to increase our stake in Gix Internet to 48.11% of its outstanding share capital. The options are exercisable at a price of NIS 2.5 per share and set to expire on December 19, 2024.

Eventer Technologies Ltd. – Online Event Management

Eventer is a technology company engaged in the development of unique tools for automatic creation, management, promotion, and billing of events and ticketing sales. Eventer seeks to tap the growing demand for enterprise and private online communication. As such, Eventer’s systems offer and enable advanced, user-friendly solutions for online events such as online concerts, enterprise events and online conferences, in addition to management and ticket sales for events carried out in offline venues. In addition, Eventer’s platform provides individuals with the ability to create and sell tickets to custom small-scale private or public events. Eventer’s revenues are derived from commissions from sales of tickets for online and offline events planned and managed through its platform.

As of June 30, 2024, we held 46.21% of Eventer’s outstanding share capital.

Medical Activity Overview

Our MUSE™ System

We have been engaged in the development, production and marketing of innovative surgical devices with direct visualization capabilities for the treatment of Gastroesophageal Reflux Disease, a common ailment, which is predominantly treated by medical therapy (e.g. proton pump inhibitors) or in chronic cases, conventional open or laparoscopic surgery. Our product, the MUSE™ system for transoral fundoplication is a single use innovative device for the treatment of GERD disorder. The MUSE™ system is an endoscopic, incisionless solution that is used to perform a procedure as an alternative to a surgical fundoplication.

On June 3, 2019, we entered into the Golden Grand Agreement for the know-how licensing and sale of good relating to the MUSE™ system in China, Hong Kong, Taiwan and Macao. Four out of five predetermined milestones in the Golden Grand Agreement were completed during 2020 and 2021, and consequently 80% of the agreed payments were already transferred to us. The parties are having difficulty completing the last milestone and are currently discussing how to resolve the issue.

Polyrizon – Protective Biological Gels

Polyrizon is a clinical development biotech company specializing in the development of innovative nasal gels to provide preventative treatment against a wide cross section of viruses, as well as bacteria, allergens, and other toxins. Polyrizon’s proprietary Capture and Contain hydrogel platform is delivered in the form of nasal spray, and forms a thin gel-based protective shield containment barrier in the nasal cavity.

As of June 30, 2024, we held 38.31% of Polyrizon’s outstanding share capital. Following the sale of our stake in Polyrizon on July 2, 2024, of 662,980 shares, as of the date of this report, we hold 9.75% of Polyrizon’s issued and outstanding share capital.

Electric Vehicle Activity Overview

Charging Robotics Ltd. (through Fuel Doctor Holdings, Inc.)

Our activity in the EV sector includes developing both wireless vehicle battery charging technology and three modular EVs through our stake in Charging Robotics Inc. (“Charging Robotics”) in which we hold, as currently, 67% of its outstanding share capital, with an option to increase our holdings to 71% of the outstanding share capital based on predetermined milestones.

Other Activities

Parazero Ltd.

In 2022 we made multiple investments in Parazero, a company specializing in drone safety systems, through various transactions. As of December 31, 2023, we held 20.04% of Parazero’s issued and outstanding share capital. Parazero develops and provides drone safety solutions designed to protect people and payloads, providing a solution to reduce the risk of a drone’s malfunction in an urban environment.

Parazero completed its IPO on Nasdaq on July 28, 2023, and on October 30, 2023, closed a private placement transaction.

As of June 30, 2024 we held 18.09% of Parazero’s issued and outstanding share capital.

Zig Miami 54 LLC

On September 13, 2023, we signed an operating agreement with Zig Investment Group LLC (“Zig Investment Group”), a Florida limited liability company, pursuant to which they formed a company, under the name Zig Miami 54 LLC (“Zig Miami 54”), a Florida limited liability company. The purpose of Zig Miami 54 is to acquire, improve, renovate, develop, manage, sell and otherwise deal with a commercial property located in Miami, Florida. The rights of Zig Miami 54 are exercised by Zig Investment Group, and the business and affairs of Zig Miami 54 are managed under the direction of Zig Investment Group (the “Manager”). As of June 30, 2024, we held 60% of Zig Miami 54’s issued and outstanding share capital.

Revenues

Revenues for the six months ended June 30, 2024, were USD 19,303 thousand, a decrease of USD 34,082 thousand, or 63.8%, compared to USD 53,385 thousand for the six months ended June 30, 2023.

The decrease in revenues was primarily due to: (1) the decrease in Gix Internet’s revenues from internet services, mainly as a result of technological changes and changes in content policy in the advertising platforms.

(2) deconsolidation of Jeffs’ Brands as of January 28, 2024.

Cost of revenues

Cost of revenues for the six months ended June 30, 2024, were USD 15,144 thousand, a decrease of USD 30,041 thousand, or 66.5%, compared to cost of revenues of USD 45,185 thousand for the six months ended June 30, 2023. The decrease is primarily due to the decrease in cost of revenues of Gix Internet as a result of the decrease in revenues and the deconsolidation of Jeffs’ Brands as of January 28, 2024.

Gross Profit

Gross profit for the six months ended June 30, 2024, was USD 4,159 thousand, a decrease of USD 4,041 thousand, compared to gross profit of USD 8,200 thousand for the six months ended June 30, 2023.The decrease in gross profit was primarily due to decrease of sales related to Gix Internet.

Research and Development Expenses

Research and development expenses for the six months ended June 30, 2024, were USD 2,628 thousand, a decrease of USD 914 thousand, or 25.8%, compared to USD 3,542 thousand for the six months ended June 30, 2023. The decrease was primarily due to the reduction of expenses primarily in manpower and technological services in Gix Internet as part of a reduction costs program in Gix following the revenues decrease.

Sales and Marketing Expenses

Sales and marketing expenses for the six months ended June 30, 2024, were USD 1,832 thousand, a decrease of USD 478 thousand, or 20.7%, compared to USD 2,310 thousand for the six months ended June 30, 2023. The decrease was primarily due to the reduction of expenses in the Search and Content Platform, primarily in manpower and salaries in Gix as part of cost reduction program following revenues decrease. It was additionally affected by the deconsolidation of Jeffs’ Brands starting January 28, 2024.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2024, were USD 4,206 thousand, a decrease of USD 2,716 thousand, or 39.2%, compared to USD 6,922 thousand for the six months ended June 30, 2023.

The majority of the decrease was due to: (1) The deconsolidation of Jeffs’ Brands starting January 28, 2024; (2) decrease in the company professional services expenses mainly due to decrease in costs related to the sale of odysight.ai in 2023; and (3) decrease in general and administrative expenses of our subsidiary Eventer.

Net change in fair value of financial assets at fair value through profit or loss

For the six months ended June 30, 2024, the Company recognized a loss of USD 1,563 thousand from net change in fair value of these financial assets mainly due to expenses of USD 1,268 thousand related to the revaluation of the investment in Jeffs’ Brands as a result of the deconsolidation on January 28, 2024.

For the six months ended June 30, 2023, the Company recognized a loss of USD 3,978 thousand from net change in fair value of these financial assets mainly due to expenses of USD 2,946 thousand related to the sale of Odysight.ai Inc., formerly known as ScoutCam Inc., or “Odysight.ai” and expenses of USD 773 thousand from Automax Ltd.

Share of net loss of associates accounted for using the equity method

For the six months ended June 30, 2024, the Company recognized net losses of associates accounted for using the equity method of USD 187 thousand. The investments of the Company in each of Polyrizon, Revoltz, A.I. Conversation Systems, Zig Miami and SciSparc (as part of Jeffs’ Brands until January 28, 2024) are accounted for using the equity method.

For the six months ended June 30, 2023, the Company recognized net losses of associates accounted for using the equity method of USD 1,238 thousand, The investments of the Company in Polyrizon, Laminera, ParaZero, Revoltz, A.I. Conversation Systems, SciSparc and Odysight.ai (until March 21, 2023) are accounted for using the equity method.

Impairment of goodwill

During the six months ended June 30, 2024, we recognized an impairment loss of goodwill of USD 1,802 thousand mainly due to a decrease in the cash flow projections of the online advertising and internet traffic routing reporting unit.

Operating loss

The Company incurred an operating loss of USD 8,059 thousand for the six months ended June 30, 2024, a decrease of USD 1,731 thousand or 17.7%, compared to operating loss of USD 9,790 thousand for the six months ended June 30, 2023. The decrease is attributable to the changes in revenues, cost of revenues and operating expenses, as described above.

Change in Fair Value of Warrants Issued to Investors

There is no gain or loss from the change in fair value of the company’s warrants issued to investors for the six months ended on June 30,2024 due to the expiration of the warrants on July 19, 2023.

Gain from change in the fair value of warrants issued to third party investors by a consolidated subsidiary for the six months ended June 30, 2023, was USD 238 thousand.

Change in Fair Value of Warrants Issued to third party investors by a consolidated subsidiary

There was no gain or loss from change in fair value of warrants issued to third party investors by a consolidated subsidiary for the six months ended on June 30,2024 due to the deconsolidation of Jeffs’ Brands starting January 28, 2024.

Gain from change in the fair value of warrants issued to third party investors by a consolidated subsidiary for the six months ended June 30, 2023, was USD 1,017 thousand.

Loss in connection with issuance of warrant by subsidiaries

The Company incurred a loss in connection with the issuance of warrants by subsidiaries of USD 1,833 thousand for the six months ended June 30, 2024. The loss is due to the cost of warrants granted in Viewbix Inc. as part of certain loan agreements to which it is party.

Loss for the period

The Company incurred a net loss of USD 11,885 thousand or negative USD 0.28 per basic and diluted ordinary share for the six months ended June 30, 2024, an increase of USD 2,349 thousand, compared to a net loss of USD 9,536 thousand or negative USD 0.33 per basic and diluted ordinary share, for the six months ended June 30, 2023. The increase was primarily due to the decrease in the revenues as described above.

Cash flows:

The Company together with its subsidiaries had approximately USD 6,675 thousand in cash and cash equivalents as of June 30, 2024.

Net cash used in operating activities was USD 240 thousand for the six months ended June 30, 2024, compared to net cash used in operating activities of approximately USD 2,379 thousand for the six months ended June 30, 2023.

Net cash used in investing activities was approximately USD 49 thousand for the six months ended June 30, 2024.

Net cash used in investing activities was approximately USD 4,214 thousand for the six months ended June 30, 2023, and primarily from acquisitions of associates of USD 2,993 thousand and from purchasing of intangible assets by Jeffs’ Brands of USD 1,681 thousand.

Net cash used in financing activities was approximately USD 2,534 thousand for the six months ended June 30, 2024, and consisted primarily of receipt of short-term loans of USD 2,301 thousand offset by repayment of short and long-term loans of USD 5,031 thousand and of receipt on account of shares and warrants issued by Viewbix Inc. USD 236 thousand.

Net cash used in financing activities was approximately USD 1,409 thousand for the six months ended June 30, 2023, and consisted primarily of cash paid to non-controlling interests of USD 2,625 thousand as a result of the increase of additional 10% of Cortex by Gix Media and of receipt of short- and long-term loans of USD 2.5 million offset by dividend paid to non-controlling interests of USD 728 thousand and repayment of long-term loans of USD 874 thousand.